Exhibit 99.1

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

		Six months ended June 30,
	Note	2022	2023	2023
		S$	S$	U.S.$
Revenue		-	-	-
Other operating income	5	149,570	233,684	172,805
Other losses	6	(150,136)	(17,608)	(13,021)
Research and development expenses	7	(604,043)	(811,319)	(599,955)
Depreciation of property, plant and equipment		(56,048)	(51,337)	(37,963)
Amortization of intangible assets		(1,254)	(1,107)	(819)
Employee benefits expenses	8	(97,530)	(147,514)	(109,084)
Finance costs	9	(62,042)	(40,758)	(30,140)
Other expenses	10	(151,625)	(1,302,531)	(963,197)
Share of results of associate		(22,283)	(19,757)	(14,609)
Loss before income tax		(995,391)	(2,158,247)	(1,595,983)
Income tax expense		-	-	-
Loss for the period		(995,391)	(2,158,247)	(1,595,983)

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation loss		(37,208)	(66,214)	(48,964)
Total comprehensive loss for the period		(1,032,599)	(2,224,461)	(1,644,947)

Loss attributable to:
Equity holders of the Company		(995,287)	(2,158,107)	(1,595,879)
Non-controlling interests		(104)	(140)	(104)
Total		(995,391)	(2,158,247)	(1,595,983)

Total comprehensive loss attributable to:
Equity holders of the Company		(1,032,495)	(2,224,321)	(1,644,843)
Non-controlling interests		(104)	(140)	(104)
Total		(1,032,599)	(2,224,461)	(1,644,947)

Loss per share for loss attributable to equity holders of the Company
-Basic and diluted		(0.13)	(0.22)	(0.16)

LOSS PER SHARE

	Six months ended June 30,
	2022	2023

Weighted average number of ordinary shares used in computing basic and diluted loss	7,672,622	9,720,128

The accompanying notes are an integral part of these consolidated financial statements.

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CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS

	Notes	December 31, 2022	June 30, 2023	June 30, 2023
ASSETS		S$	S$	U.S.$

Current assets
Other receivables	11	914,144	1,031,054	762,445
Cash and cash equivalents	12	1,579,718	10,437,795	7,718,550
Total current assets		2,493,862	11,468,849	8,480,995

Non-current assets
Property, plant and equipment	13	2,474,963	2,212,594	1,636,171
Intangible assets	14	18,809	13,815	10,216
Investment in associate	15	239,424	219,667	162,440
Total non-current assets		2,733,196	2,446,076	1,808,827

		5,227,058	13,914,925	10,289,822
LIABILITIES AND EQUITY

Current liabilities
Contract liabilities		3,504	5,504	4,070
Current tax liabilities		1,596	1,518	1,123
Trade and other payables	16	416,398	266,892	197,363
Borrowings	17	3,743,726	40,964	30,292
Total current liabilities		4,165,224	314,878	232,848

Non-current liability
Borrowings	17	475,536	431,195	318,860
Total non-current liability		475,536	431,195	318,860

Total liabilities		4,640,760	746,073	551,708

Capital and reserves
Share capital	18	8,913,005	23,720,020	17,540,501
Translation reserve		(127,484)	(193,698)	(143,236)
Accumulated losses		(8,198,541)	(10,356,648)	(7,658,543)
Attributable to equity holders of the Company		586,980	13,169,674	9,738,722
Non-controlling interests		(682)	(822)	(608)
Total equity		586,298	13,168,852	9,738,114

Total liabilities and equity		5,227,058	13,914,925	10,289,822

The accompanying notes are an integral part of these consolidated financial statements.

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CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

		Six months ended June 30,
	Notes	2022	2023	2023
		S$	S$	U.S.$
Cash flows from operating activities
Loss before income tax		(995,391)	(2,158,247)	(1,595,983)
Adjustments for:
Amortization of intangible assets		6,604	4,994	3,693
Depreciation of property, plant and equipment		184,380	198,095	146,488
Gain on disposal of property, plant and equipment		(570)	-	-
Fair value loss on convertible loans		140,838	98,754	73,027
Share of results of associate		22,283	19,757	14,610
Interest expense		62,042	40,758	30,140
Interest income		(1,468)	(32,668)	(24,157)
Unrealized currency translation differences		3,967	26,605	19,674
Operating cash flows before movement in working capital		(577,315)	(1,801,952)	(1,332,508)

Other receivables		56,802	(116,910)	(86,453)
Trade and other payables		34,247	(147,506)	(109,078)
Cash used in operations		(486,266)	(2,066,368)	(1,528,039)
Interest received		1,468	32,668	24,157
Net cash used in operating activities		(484,798)	(2,033,700)	(1,503,882)

Cash flows from investing activities
Purchase of property, plant and equipment	11	(422,072)	(17,128)	(12,666)
Net cash used in investing activities		(422,072)	(17,128)	(12,666)

Cash flows from financing activities
Proceeds from issuance of ordinary shares		-	11,307,024	8,361,328
Repayment of related party loan		-	(300,000)	(221,844)
Principal payment of bank borrowings		(34,051)	(41,535)	(30,714)
Principal payment of finance lease liabilities		(4,311)	(4,331)	(3,203)
Interest paid	9	(62,042)	(40,758)	(30,140)
Net cash (used in)/generated from financing activities		(100,404)	10,920,400	8,075,427

Net change in cash and cash equivalents		(1,007,274)	8,869,572	6,558,879
Cash and cash equivalents at beginning of financial period		2,512,768	1,579,718	1,168,171
Effects of currency translation on cash and cash equivalents		(18,333)	(11,495)	(8,500)
Cash and cash equivalents at end of financial period	15	1,487,161	10,437,795	7,718,550

The accompanying notes are an integral part of these consolidated financial statements.

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CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR SIX MONTHS ENDED JUNE 30, 2022 AND 2023

	Attributable to equity holders of the Company
		Share				Non-
	Share	application	Translation	Accumulated		controlling	Total
	capital	monies	reserve	losses	Total	interests	equity
	S$	S$	S$	S$	S$	S$	S$

Balance as at January 1, 2022	6,548,960	1,141,395	(30,980)	(5,067,332)	2,592,043	(439)	2,591,604
Total comprehensive loss for the period	-	-	(37,208)	(995,287)	(1,032,495)	(104)	(1,032,599)
Share application monies converted to shares	1,141,395	(1,141,395)	-	-	-	-	-
Balance as at June 30, 2022	7,690,355	-	(68,188)	(6,062,619)	1,559,548	(543)	1,559,005

	Attributable to equity holders of the Company
		Share				Non-
	Share	application	Translation	Accumulated		controlling	Total
	capital	monies	reserve	losses	Total	interests	equity
	S$	S$	S$	S$	S$	S$	S$

Balance as at 1 January 2023	8,913,005	-	(127,484)	(8,198,541)	586,980	(682)	586,298
Total comprehensive loss for the period	-	-	(66,214)	(2,158,107)	(2,224,321)	(140)	(2,224,461)
Issuance of new shares	14,807,015	-	-	-	14,807,015	-	14,807,015
Balance as at 30 June 2023	23,720,020	-	(193,698)	(10,356,648)	13,169,674	(822)	13,168,852

The accompanying notes are an integral part of these consolidated financial statements

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CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 1 General Information

These unaudited condensed financial statements are the interim financial statements of CytoMed Therapeutics Limited (the “Company”) and its subsidiaries (the “Group”), for the six months ended June 30, 2023 (the “Financial Statements”).

CytoMed Therapeutics Limited was incorporated in the Republic of Singapore on March 9, 2018. The Company is a public limited company incorporated and domiciled in Singapore with registered office situated at 1 Commonwealth Lane, #08-22, Singapore 149544. The Company is headquartered in Singapore and conducts its operations domestically and in Malaysia. The Company is listed on the Nasdaq Stock Exchange under the ticker symbol “GDTC” on April 14, 2023.

The Company’s immediate and ultimate holding corporation is Glorious Finance Limited, incorporated in the British Virgin Islands.

The principal activities of the Company are to carry on the business of innate immune cell-based immunotherapy, pluripotent stem cell-based therapy and undertaking the research and development of immune cell and stem cell-based therapy. The Company conducts its primary operations through its directly held wholly owned subsidiary that is incorporated and domiciled in Malaysia, namely CytoMed Therapeutics (Malaysia) Sdn. Bhd., which is principally engaged in manufacturing innate immune cell-based immunotherapy and pluripotent stem cell-based therapy and consultancy services and undertaking the research and development of immune cell and stem cell-based therapy for advancing cellular immunotherapy to treat cancer.

The principal activities of the subsidiaries of the Company are as follows:

Name of entity	Principal activities	Country of business / incorporation	Group’s effective equity interest held
			December 31,	June 30,
			2022	2023
			%	%
CytoMed Therapeutics (Malaysia) Sdn Bhd	Research, development and manufacturing of stem cells and innate immune cell-based immune-therapeutics, research and development of induced pluripotent stem cell-based immune-therapeutics	Malaysia	100	100

Advance Cancer Centre Pte Ltd	Investment, research and development of medical technologies	Singapore	100	100

Puricell Lab Pte Ltd	Research and development of induced pluripotent stem cell-based biologics and medical technologies	Singapore	95	95

IPSCBank Pte Ltd	Stem cell and immune cell banking	Singapore	100	100

Held by IPSCBank Pte Ltd

IPSC Depository Sdn Bhd	Stem cell and immune cell banking	Malaysia	100	100

Note 2 Summary of significant accounting policies

2.1	Basis of preparation

The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of Financial Statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where estimates and assumptions are significant to the Financial Statements.

The unaudited interim consolidated financial statements do not include all the information and footnotes required by the IFRS for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with the IFRS have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, in normal recurring nature, as necessary for the fair statements of the Company’s financial positions as of June 30, 2023, and results of operations and cash flows for the six-month period ended June 30, 2023. The unaudited interim condensed consolidated statements of financial positions as of December 31, 2022 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by the IFRS. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These financial statements should be read in conjunction with the audited consolidated financial statements as of and for the years ended December 31, 2022, 2021 and 2020, and related notes included in the Company’s audited consolidated financial statements.

2.2	Adoption of new and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year except that in the current financial year, the Group has adopted all the new and amended standards which are relevant to the Group and are effective for annual financial period beginning on January 1, 2023. The adoption of these standards did not have any material effect on the financial statements of the Group.

2.3	Convenience translation

All translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this Report are made at a rate of S$1.3523 to U.S.$1.00, the exchange rate in effect as of June 30, 2023 as set forth in the H.10 statistical release of the U.S. Board of Governors of the Federal Reserve System.

2.4	Going concern assumptions

Prudent liquidity risk management implies sufficient cash to finance the Group’s and the Company’s operations and development activities. The Group manages the liquidity risk by maintaining a level of cash and cash equivalents deemed adequate to finance the Group’s business operations and development activities. The Group’s objective is to maintain a balance between continuing of funding and flexibility through the use of borrowings.

On April 18, 2023, the Company completed its initial public offering. In this offering, the Company issued 2,412,369 ordinary shares at a price of U.S.$4.00 per share for aggregate gross proceeds of S$12,938,017. As of June 30, 2023, the Group has negative cash flow from operating activities of S$2,033,700. The Group’s working capital was negative S$264,416 as of June 30, 2023. At the same time, the Group had S$10,437,795 in cash and cash equivalents, which is unrestricted as to withdrawal and use as of June 30, 2023. In view of these circumstances, the management of the Group has given consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern, at least, for the next twelve months from the date of this report.

Note 3 Significant accounting judgements and estimates

The preparation of the Financial Statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of each reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in the future periods.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2022.

Note 4 Segment information

Segment information by operating segment is not presented as the Group’s operating segment relates solely on the business of innate immune cell-based immunotherapy, pluripotent stem cell-based therapy and undertaking the research and development of immune cell and stem cell-based therapy.

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Note 5 Other operating income

	June 30, 2022	June 30, 2023
	S$	S$
Other operating income
Grant income/(clawback)	69,727	(83,226)
Research income	74,543	284,224
Interest income	1,468	32,668
Others	3,832	18
	149,570	233,684

Note 6 Other losses

	June 30, 2022	June 30, 2023
	S$	S$
Other losses
Fair value losses on convertible loans	140,838	98,754
Net currency exchange losses/(gains)	9,868	(81,146)
Gain on disposal of property, plant and equipment	(570)	-
	150,136	17,608

The Group measures the convertible loans at fair value which was valued by the directors of the Company with reference to an independent qualified professional valuer through profit or loss.

Note 7 Research expenses

	June 30, 2022	June 30, 2023
	S$	S$
Research expenses
Employee benefits expenses (Note 8)	246,132	300,728
Depreciation of property, plant and equipment	128,332	146,758
Amortization of intangible assets	5,350	3,887
Consumables consumed	134,552	232,797
Royalty expenses	4,650	5,535
Professional expenses	37,199	59,611
Electricity expenses	33,591	31,004
Others	14,237	30,999
	604,043	811,319

Research expenses include research personnel costs, depreciation of research equipment and consumables consumed for research activities.

Note 8 Employee benefits expenses

	June 30, 2022	June 30, 2023
	S$	S$
Employee benefits expenses
Wages and salaries	295,282	378,979
Employer’s contribution to defined contribution plans	37,891	53,585
Other short-term benefits	10,489	15,678
	343,662	448,242
Less: Classified as “Research expenses”	(246,132)	(300,728)
	97,530	147,514

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

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Note 9 Finance costs

	June 30, 2022	June 30, 2023
	S$	S$
Finance costs
Bank borrowings	9,189	10,441
Convertible loans	47,144	25,753
Related party loan	-	4,266
Third party loan	5,207	-
Lease liabilities	503	298
Others	(1)	-
	62,042	40,758

Finance costs arising from bank borrowings, loans and leases liabilities are presented as financing activities in the consolidated cash flow statements.

Note 10 Other expenses

	June 30, 2022	June 30, 2023
	S$	S$
Other expenses
Advertising	-	24,370
Annual listing fee	-	64,370
Company insurance	810	89,269
Cleaning fee	2,055	4,176
Entertainment	167	7,959
Delivery/Freight Charges & Moving Cost	1,156	4,292
Information technology expenses	5,637	8,245
Investor relationship expenses	-	82,754
Professional fees	45,546	80,917
Property tax	3,556	3,452
Printing and stationery	2,571	8,025
Legal fees	-	54,815
Lease of low-value assets	922	858
Repairs and maintenance	3,728	6,097
Service fee	5,747	4,535
Subscription fee	1,228	1,531
Transportation and travelling	1,320	72,143
Tools and supplies	1,271	360
Water and electricity	9,905	10,967
IPO professional expenses	59,014	758,563
Others	6,992	14,833
	151,625	1,302,531

Note 11 Other receivables

	December 31, 2022	June 30, 2023
	S$	S$
Other receivables
Deposits	15,562	22,406
Prepayments	45,164	328,882
Prepaid IPO expenses	219,664	-
Prepaid consumables	576,172	564,827
Other receivables - third parties	57,582	72,335
	914,144	988,450

All prepaid IPO expenses as at December 31, 2022 were capitalized during the six months ended June 30, 2023 upon IPO.

Prepaid consumables relate to research and development projects of immune cell and stem cell-based therapy.

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Note 12 Cash and cash equivalents

	December 31, 2022	June 30, 2023
	S$	S$
Cash and cash equivalents
Cash at banks and on hand	1,518,778	1,154,605
Short-term fixed deposits	60,940	9,283,190
	1,579,718	10,437,795

Note 13 Property, plant and equipment

The Group acquired property, plant and equipment, excluding right-of-use assets, amounting to approximately S$17,128 as of June 30, 2023 (December 31, 2022: S$422,072) and there was no disposal of assets as of June 30, 2023 and December 31, 2022. As of June 30, 2023, bank borrowing is secured by a freehold land and a building of the Group with the carrying amount of S$907,056 (December 31, 2022: S$959,053).

Property, plant and equipment is tested for impairment when there is any objective evidence or indication that these assets may be impaired. Impairment exists when the carrying value of an asset or cash-generating-units (“CGU”) exceeds its recoverable amount. The recoverable amount of property, plant and equipment has been determined based on higher of the fair value less costs to sell or value-in use (“VIU”) calculations. If the carrying amount exceed the recoverable amount, an impairment is recognized to profit or loss for the differences.

Property, plant and equipment mainly consist of freehold land, building, and laboratory equipment. Management has assessed that there were no objective evidence or indication that the carrying amount of the Group’s property, plant and equipment may not be recoverable as at the end of reporting date. Accordingly, impairment assessment is not required.

Note 14 Intangible assets

	December 31, 2022	June 30, 2023
	S$	S$
Intangible assets
Goodwill	355	355
Intellectual properties licenses	12,127	8,240
Computer software licenses	6,327	5,220
	18,809	13,815

There is no acquisition or disposal of intangible assets as of June 30, 2023 and December 31, 2022. The movement is mainly due to amortization expense.

Note 15 Investment in associate

The decrease is due to share of losses of the associate, Landmark Medical Centre Sdn Bhd, a full licensed private hospital as of June 30,2023.

Investment in associate is tested for impairment when there is any objective evidence or indication that these assets may be impaired. Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount. The recoverable amount of investment in associate has been determined based on higher of the fair value less costs to sell or VIU calculations. If the carrying amount exceed the recoverable amount, an impairment is recognized to profit or loss for the differences.

Management has assessed the recoverable amount of the investment in associate calculation based on its VIU, using discounted cash flow forecasts covering a five-year period in which the management made judgements over certain key inputs in relation to cash flows, revenue growth rates and discount rate. It was concluded that the fair value less costs of disposal did not exceed the VIU. As a result of this analysis, no further impairment loss is required to be recognized as at the end of reporting date.

Note 16 Trade and other payables

	December 31, 2022	June 30, 2023
	S$	S$
Trade and other payables
Trade payables	14,628	61,455
Amount due to key management personnel	1,265	-
Other payables - third parties	158,995	14,578
Accrued operating expenses	235,910	186,699
Deferred grant income	5,600	4,160
	416,398	266,892

Note 17 Borrowings

	December 31, 2022	June 30, 2023
	S$	S$
Borrowings
Current
Bank borrowings	34,779	33,458
Related party loan	300,000	-
Convertible loans	3,401,237	-
Lease liabilities	7,710	7,506
	3,743,726	40,964
Non-current
Bank borrowings	468,827	428,613
Lease liabilities	6,709	2,582
	475,536	431,195
Total borrowings	4,219,262	472,159

The Group measures the convertible loans at fair value through profit or loss. The convertibles loans were converted to ordinary shares during the six months ended 30 June 2023.

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Note 18 Share capital

	Number of
	Ordinary shares	Amount
		S$
June 30, 2023
Beginning of the financial period	8,444,460	8,913,005
Issuance of ordinary shares	3,084,868	14,807,015
End of the financial period	11,529,328	23,720,020

December 31, 2022
Beginning of financial year	7,479,745	6,548,960
Issuance of ordinary shares	964,715	2,364,045
End of financial year	8,444,460	8,913,005

On January 17, 2023, the Company implemented a 1-for-380.83 reverse split of our ordinary shares pursuant to which shareholders received one (1) ordinary share for every 380.83 ordinary shares held as of such date. The reverse split proportionally reduced the number of authorized share capital. The paid-up ordinary shares have no par value and carry one vote per share and carry a right to dividends as and when declared by the Company.

On January 26, 2023, the Company converted the convertible loan of S$250,000 into 82,990 ordinary shares. Upon conversion, the 82,990 ordinary shares carried at the conversion value of S$499,996. These newly issued shares rank pari passu in all respects with the previously issued shares.

On April 18, 2023, the Company completed the IPO on the Nasdaq Capital Market, whereby issued and sold 2,412,369 ordinary shares at a price to the public of U.S.$4.00 per share for aggregate gross proceeds of S$12,938,017. The offering expenses of S$1,630,993 which were attributable to the offer of new shares are deducted from equity.

On April 21, 2023, the Company converted the convertible loan of S$1,500,000 into 589,509 ordinary shares. Upon conversion, the 589,509 ordinary shares carried at the conversion value of S$2,999,995. These newly issued shares rank pari passu in all respects with the previously issued shares.

Note 19 Events occurring after balance sheet date

The Company has assessed all events occurred from June 30, 2023, up through November 17, 2023, which is the date that these Financial Statements are available to be issued. Other than the events disclosed below, there are not any material subsequent events that would require disclosure in Financial Statements.

On September 29, 2023, the Group entered into a sales and purchase agreement with a value of RM1,500,000 (approximately S$448,350) to purchase a property in Johor, Malaysia for business expansion.

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